UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 37)1

Biglari Holdings Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

08986R408

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

17802 IH 10 West, Suite 400

San Antonio, Texas  78257

(210) 344-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		119,070.9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

119,070.9
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,070.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.6%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON

The Lion Fund, L.P. (the “Lion Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,571.7
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,571.7
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,571.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P. (the “Lion Fund II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,621
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON

Biglari Capital Corp. (“BCC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,377.8
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,377.8
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,377.8
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 08986R408

The following constitutes Amendment No. 37 to the Schedule 13D filed by the undersigned (“Amendment No. 37”). This Amendment No. 37 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The aggregate purchase price of the 2,693.1 shares of Class A Common Stock, no par value (the “Shares”), owned directly by Mr. Biglari is approximately $1,724,517. The Shares purchased by Mr. Biglari were purchased with personal funds in open market purchases.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 206,864 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019.

As of the close of business on May 24, 2019, (i) the Lion Fund I owned directly 36,571.7 Shares, constituting approximately 17.7% of the Shares outstanding; (ii) the Lion Fund II owned directly 72,621 Shares, constituting approximately 35.1% of the Shares outstanding; (iii) BCC owned directly 7,185.1 Shares, and by virtue of its relationship with each of the Lion Fund I and the Lion Fund II, BCC may be deemed to beneficially own the 36,571.7 Shares owned directly by the Lion Fund I and the 72,621 Shares owned directly by the Lion Fund II, constituting approximately 56.3% of the Shares outstanding; and (iv) Mr. Biglari owned directly 2,693.1 Shares, and by virtue of his relationship with the other Reporting Persons, Mr. Biglari may be deemed to beneficially own, and have the sole power to vote and dispose of, the 36,571.7 Shares owned directly by the Lion Fund I, the 72,621 Shares owned directly by the Lion Fund II and the 7,185.1 Shares owned directly by BCC, constituting approximately 57.6% of the Shares outstanding.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market, unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

6

CUSIP NO. 08986R408

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 24, 2019
(Date)

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

7

CUSIP NO. 08986R408

SCHEDULE A

Transactions in Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Sardar biglari

Purchase of Class A Common Stock	300	540.00	05/20/2019
Purchase of Class A Common Stock[1]	300	565.02	05/21/2019
Purchase of Class A Common Stock[2]	550	576.83	05/22/2019

Purchase of Class A Common Stock[3]	150	554.87	05/24/2019

1The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $565.00 to $565.02 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 1.

2The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $570.00 to $580.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 2.

3The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $550.00 to $555.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 3.